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Industrial Ecosystems
2040 West Broadway
Bloomfield, NM  87413
Phone: 505-632-1786

July 5, 2000

Tim Levenberg
Staff Examiner
United States Securities and Exchange Commission
Washington  DC  20549

     Re:  Industrial Ecosystems (the "Company")
          Registration Statement on Form S-1
          SEC File No. 333-31724
            Amendment to Application for Withdrawal dated March 20, 2000

Dear Mr. Levenberg:

In connection with the above referenced registration statement on Form S-1 that has been filed by the Company, the Company hereby requests the withdrawal of the registration statement, without prejudice, until such time as the Company may seek to resubmit a new registration statement.

No shares of common stock being registered pursuant to the registration statement on Form S-1 were offered or sold by selling shareholders
(the Company was not registering any shares for sale to the public) while the registration statement was pending, nor since the registration statement was withdrawn.

If you have any questions regarding this application for withdrawal please telephone Mr. Elliott Taylor, the Company's counsel, at (801) 463-6080.

Sincerely,

INDUSTRIAL ECOSYSTEMS, INC.

/S/ Tom Jarnagin
    Chief Executive Officer

cc:  Elliott N. Taylor, Esq.